UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Transfer of Shares or Investment Certificates of Other Corporations

1. Details of issuing company	Name of company	POSCO INTERNATIONAL CORPORATION
	Nationality	Republic of Korea	Representative	LEE, KYE-IN
	Capital stock (KRW)	879,613,940,000	Relationship to company	Affiliated company
	Total number of shares issued	175,922,788	Main business	Trading and Energy Business

2. Details of transfer	Number of shares to be transferred	36,434,963
	Total value of transfer (KRW)	2,018,496,950,200
	Equity capital (KRW)	62,377,691,037,383
	Ratio to equity capital (%)	3.24
	Classified as a large-scale corporation?	Yes

3. Number of shares held and shareholding ratio after transfer	Number of shares held	87,961,395
	Shareholding ratio (%)	50.0

4. Purpose of transfer		Reduce holding company discount and secure funds for strategic investment to enhance corporate value

5. Scheduled transfer date		2026-09-07

6. Date of board resolution (decision date)		2026-08-07

-Attendance of independent directors	Present (No.)	7
	Absent (No.)	-

-Attendance of auditors (members of Audit Committee who are not independent directors)		-

7. Subject to reporting to the Fair Trade Commission?		No

8. Signed a put option contract, etc.		No
9. Other matters to be factored into investment decisions

(1)   The Company intends to dispose of the shares mentioned above and enter into a Price Return Swap (PRS, an over-the-counter derivative transaction) contract related thereto.

-   Underlying Asset: 36,434,963 common shares of POSCO INTERNATIONAL CORPORATION.

-   Reference Price: KRW 55,400 per share (closing price on the business day prior to the Board of Directors meeting)

-   Contract Period: 3 years

-   Structure: Any difference between the reference price and the return payer’s actual disposal value (adjusted for expenses) shall be netted and paid on the relevant settlement date.

(2)   The information in “1. Details of issuing company” is presented as of December 31, 2025, for POSCO INTERNATIONAL CORPORATION.

(3)   “Equity capital” in “2. Details of transfer” above refers to the Company’s total consolidated equity as of December 31, 2025.

(4)   “5. Scheduled transfer date” presents the after-hours block trading date of the transfer. However, if after-hours block trading becomes infeasible due to stock price volatility, the transaction may be conducted via an over-the-counter (OTC) method on the said transfer date.

(5)   The Company’s Audit Committee consists entirely of independent directors.

(6)   The “Condensed Financial Statements of Issuing Company” below is based on the consolidated financial statements of POSCO INTERNATIONAL CORPORATION.

[Condensed Financial Statements of Issuing Company]

(in KRW)

Category	Total assets	Total liabilities	Total shareholders’ equity	Capital stock	Sales	Net income	External auditor’s opinion	External auditor

2025	18,753,010,588,389	10,940,355,413,260	7,812,655,175,129	879,613,940,000	32,373,603,908,330	636,802,405,677	Unqualified opinion	EY Han Young

2024	17,336,325,971,311	9,986,863,049,358	7,349,462,921,953	879,613,940,000	32,260,990,294,168	503,409,724,582	Unqualified opinion	EY Han Young

2023	16,617,748,008,352	9,992,986,027,928	6,624,761,980,424	879,613,940,000	33,018,170,751,103	680,419,303,030	Unqualified opinion	KPMG Samjong Accounting Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 7, 2026	By	/s/ HAN, Young Ah
(Signature)
Name: HAN, Young Ah
Title: Executive Vice President